Loma Negra Reports 2Q25 results Buenos Aires, August 7, 2025 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended June 30, 2025 (our “2Q25 Results”). 2Q25 Key Highlights  Net sales revenues stood at Ps. 174,511 million (US$ 149 million), and decreased by 8.0% YoY, mainly explained by a decrease of 9,9% in in the top line of the Cement segment.  Consolidated Adjusted EBITDA reached Ps. 37,005 million, decreasing by 30.6% YoY in pesos, while in dollars it reached 34 million, down 32.6% from 2Q24.  The Consolidated Adjusted EBITDA margin stood at 21.2%, decreasing by 691 basis points YoY from 28.1%.  Net Profit of Ps. 385 million, compared to a Net Profit of Ps. 41,246 million in the same period of the previous year, mainly due to a decrease in the net total finance results.  Net Debt stood at Ps. 256,186 million (US$215 million), representing a Net Debt/LTM Adjusted EBITDA ratio of 1.34x, compared to 0.89x in FY24. The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29. Commenting on the financial and operating performance for the second quarter of 2025, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “The Argentine economy continues to recover, with INDEC reporting a 5.8% year- over-year GDP growth for the first quarter of the year. Cement dispatches in the industry also improved, maintaining the positive trend observed in previous quarters. Our own volumes grew 11% year-over-year during the quarter, and we expect this trend to continue, reaffirming our double-digit growth outlook for 2025. In terms of results, in this context of a still-incipient recovery for the sector, margins for the quarter stood at 21.2% on a consolidated basis, showing a year-over-year decline driven by the impact of a more challenging competitive dynamic, typical of a recovery phase that has yet to consolidate. Additionally, we are proud to announce the launch of our new 25-kilogram cement bag, reinforcing our commitment to the health and safety of construction workers, as well as our focus on innovation and the evolution of the industry. This important milestone required significant efforts and a US$70 million investment in industrial infrastructure aimed at adapting and upgrading our production processes. Finally, I would like to highlight the successful issuance in July of a US$112.9 million bond, which was very well received by investors. This transaction will allow us to meet upcoming Class 2 and other short-term maturities, while maintaining a healthy debt profile."

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,		
	2025	2024	% Chg.	2025	2024	% Chg.
Net revenue	174,511	189,753	-8.0%	347,472	379,607	-8.5%
Gross Profit	35,594	51,215	-30.5%	81,324	99,214	-18.0%
Gross Profit margin	*20.4%*	*27.0%*	*-659 bps*	*23.4%*	*26.1%*	*-273 bps*
Adjusted EBITDA	37,005	53,358	-30.6%	78,528	96,273	-18.4%
Adjusted EBITDA Mg.	*21.2%*	*28.1%*	*-691 bps*	*22.6%*	*25.4%*	*-276 bps*
Net Profit (Loss)	385	41,246	-99.1%	22,912	125,061	-81.7%
Net Profit (Loss) attributable to owners of the Company	397	41,309	-99.0%	23,162	125,206	-81.5%
EPS	0.6809	70.7981	-99.0%	39.6957	214.5858	-81.5%
Average outstanding shares (*)	583	583	0.0%	583	583	0.0%
Net Debt	256,186	275,933	-7.2%	256,186	275,933	-7.2%
Net Debt /LTM Adjusted EBITDA	1.34x	1.26x	0.07x	1.34x	1.26x	0.07x

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended June 30,			Six-months ended June 30,		
	2025	2024	% Chg.	2025	2024	% Chg.
Net revenue	171,834	130,523	31.7%	329,561	233,057	41.4%
Adjusted EBITDA	39,218	44,836	-12.5%	81,413	79,535	2.4%
Adjusted EBITDA Mg.	*22.8%*	*34.4%*	*-1,153 bps*	*24.7%*	*34.1%*	*-942 bps*
Net Profit (Loss)	7,708	21,649	-64.4%	32,148	38,366	-16.2%
Net Debt	256,186	197,915	29.4%	256,186	197,915	29.4%
Net Debt /LTM Adjusted EBITDA	1.34x	1.26x	0.07x	1.34x	1.26x	0.07x

In million US$	Three-months ended June 30,			Six-months ended June 30,		
	2025	2024	% Chg.	2025	2024	% Chg.
Ps./US$, av	1,150.11	885.67	29.9%	1,102.34	859.48	28.3%
Ps./US$, eop	1,194.08	911.75	31.0%	1,194.08	911.75	31.0%
Net revenue	149	147	1.4%	299	271	10.3%
Adjusted EBITDA	34	51	-32.6%	74	93	-20.2%
Net Profit (Loss)	7	24	-72.6%	29	45	-34.7%
Net Debt	215	217	-1.2%	215	217	-1.2%
Net Debt /LTM Adjusted EBITDA	1.34x	1.26x	0.07x	1.34x	1.26x	0.07x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended June 30,			Six-months ended June 30,		
		2025	2024	% Chg.	2025	2024	% Chg.
Cement, masonry & lime	MM Tn	1.21	1.09	11.1%	2.36	2.15	10.0%
Concrete	MM m3	0.13	0.09	44.0%	0.23	0.17	34.0%
Railroad	MM Tn	0.92	0.83	10.6%	1.75	1.53	14.8%
Aggregates	MM Tn	0.30	0.22	34.1%	0.54	0.44	22.0%

[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry, and lime in 2Q25 increased by 11.1% year-over-year (YoY), reaching 1.21 million tons. The recovery that began in the first months of the year maintained its momentum during the second quarter.

Bulk cement dispatches started to show a stronger dynamic, driven by industrial and commercial projects as well as larger housing developments. Additionally, some provincial-level public works began to gain pace, although they remain at a very early stage. Bagged cement growth continued the trend seen in the first quarter, posting single-digit YoY growth.

Concrete segment volumes increased by 44.0% year-over-year. Sales in the quarter were primarily driven by higher activity in private projects, mainly related to logistics infrastructure and residential developments. Additionally, there was an increased level of activity—although still in its early stages—in public works, mainly driven by road construction and infrastructure projects in the provinces of Buenos Aires and Santa Fe. Similarly, the aggregates segment grew by 34.1%, supported by sustained activity in road construction projects.

Railway segment volumes grew by 10.6% compared to the same quarter in 2024, driven by increased transportation of construction materials, which offset the decline in grains, gypsum, and frac sand. These products were negatively affected by the disruption of the railway line connecting Bahía Blanca with Neuquén, caused by the storm that struck the area a few months ago.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,		
	2025	2024	% Chg.	2025	2024	% Chg.
Net revenue	174,511	189,753	-8.0%	347,472	379,607	-8.5%
Cost of sales	(138,917)	(138,538)	0.3%	(266,148)	(280,393)	-5.1%
Gross profit	**35,594**	**51,215**	**-30.5%**	**81,324**	**99,214**	**-18.0%**
Selling and administrative expenses	(18,676)	(17,742)	5.3%	(38,847)	(39,628)	-2.0%
Other gains and losses	1,403	635	121.0%	2,108	783	169.3%
Tax on debits and credits to bank accounts	(2,113)	(2,007)	5.2%	(3,999)	(4,068)	-1.7%
Finance gain (cost), net						
Gain on net monetary position	17,079	69,597	-75.5%	44,017	233,633	-81.2%
Exchange rate differences	(23,984)	(12,558)	91.0%	(33,105)	(26,210)	26.3%
Financial income	(12)	353	n/a	1,135	730	55.4%
Financial expense	(9,775)	(23,930)	-59.2%	(19,296)	(65,267)	-70.4%
Profit (Loss) before taxes	**(483)**	**65,562**	**n/a**	**33,336**	**199,188**	**-83.3%**
Income tax expense						
Current	(1,404)	(28,303)	-95.0%	(12,373)	(47,556)	-74.0%
Deferred	2,272	3,988	-43.0%	1,949	(26,570)	n/a
Net profit (Loss)	**385**	**41,246**	**-99.1%**	**22,912**	**125,061**	**-81.7%**

Net Revenues

Net revenue decreased 8.0% to Ps. 174,511 million in 2Q25, from Ps. 189,753 million in the comparable quarter last year, mainly due to the lower top line performance of the Cement business, followed by the rest of the main segments.

The Cement, Masonry Cement, and Lime segment recorded a 9.9% year-over-year decline in revenues, despite an 11.1% increase in volumes that continued the recovery trend observed in previous quarters. Bulk cement dispatches performed more strongly, regaining ground from prior quarters, while bagged cement continued recovering at a steady pace. The positive impact of higher volumes was outweighed by softer pricing conditions, where, in the context of a still incipient recovery and a new low-inflation environment, the competitive landscape continues to limit pricing dynamic.

Concrete revenue declined by 1.1% compared to 2Q24, mainly due to softer pricing dynamics in a highly competitive environment, despite a 44.0% increase in volumes. The growth in volumes was supported by private projects—mainly related to logistics infrastructure and residential developments—and a moderate uptick in public works.

On the other hand, revenue in the Aggregates segment remained nearly flat, increasing by just 0.8% year-over-year. Sales volumes rose by 34.1%, driven by higher activity in road construction projects. However, this positive effect was offset by weaker pricing dynamics in a still-recovering competitive environment. Additionally, the sales mix had a negative impact, as road construction projects primarily require fine aggregates, which command a lower average price.

Railroad revenues declined by 8.6% in 2Q25 compared to the same quarter of 2024, as higher transported volumes, up 10.6%, only partially offset softer pricing conditions. The disruption of the railway line in Bahía Blanca particularly affected longer-haul traffic (mainly grains, gypsum, frac sand), reducing ton-kilometers transported and, consequently, revenue generation.

Cost of sales, and Gross profit

Cost of sales remained virtually flat, rising by just 0.3% year-over-year to Ps. 138,917 million in 2Q25. Despite the increase in sales volumes, effective cost management and a lower depreciation impact helped offset potential cost pressures and contain overall expenses. In the Cement segment, lower maintenance costs and improved energy input prices positively impacted the quarterly performance. Continuing the trend from previous quarters, the Company continues to benefit from thermal energy contracts with year-over-year tariff reductions, including short-term agreements linked to oil production. On the electrical energy side, however, we are bearing the impact of adjustments in transmission and distribution costs, which have significantly increased electricity tariffs.

Gross profit decreased by 30.5% in the second quarter, totaling Ps. 35,594 million compared to Ps. 51,215 million in 2Q24. Similarly, the gross profit margin contracted by 659 basis points year-over-year, reaching 20.4%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) increased by 5.3%, totaling Ps. 18,676 million in 2Q25, compared to Ps. 17,742 million in 2Q24. This increase was mainly driven by higher salary and insurance costs, partially offset by lower marketing expenses. As a percentage of sales, SG&A reached 10.7%, rising by 135 basis points year-over-year.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,		
	2025	2024	% Chg.	2025	2024	% Chg.
Adjusted EBITDA reconciliation:						
Net profit (Loss)	385	41,246	-99.1%	22,912	125,061	-81.7%
(+) Depreciation and amortization	18,685	19,250	-2.9%	33,944	35,904	-5.5%
(+) Tax on debits and credits to bank accounts	2,113	2,007	5.2%	3,999	4,068	-1.7%
(+) Income tax expense	(868)	24,316	n/a	10,424	74,127	-85.9%
(+) Financial interest, net	8,458	18,790	-55.0%	14,437	47,313	-69.5%
(+) Exchange rate differences, net	23,984	12,558	91.0%	33,105	26,210	26.3%
(+) Other financial expenses, net	1,329	4,787	-72.2%	3,724	17,224	-78.4%
(+) Gain on net monetary position	(17,079)	(69,597)	-75.5%	(44,017)	(233,633)	-81.2%
Adjusted EBITDA	**37,005**	**53,358**	**-30.6%**	**78,528**	**96,273**	**-18.4%**
Adjusted EBITDA Margin	*21.2%*	*28.1%*	*-691 bps*	*22.6%*	*25.4%*	*-276 bps*

Adjusted EBITDA decreased by 30.6% year-over-year in 2Q25, totaling Ps. 37,005 million, compared to Ps. 53,358 million in the same period of the previous year. This result was primarily driven by the weaker performance of the Cement business, followed by other segments, with the exception of the Railroad segment, which delivered a positive contribution.

As a result, the **Adjusted EBITDA margin** contracted by 691 basis points, declining to 21.2% in 2Q25 from 28.1% in 2Q24.

In particular, the Adjusted EBITDA margin of the Cement, Masonry, and Lime segment contracted by 678 basis points to 24.8%, as softer pricing performance was only partially offset by higher sales volumes and cost efficiencies, with costs declining by 11% on a per-ton basis.

Meanwhile, the Concrete segment's Adjusted EBITDA margin contracted by 773 basis points, down to -13.0%, compared to -5.3% in 2Q24, as cost controls and improved volumes were not sufficient to offset the impact of a softer price dynamic.

The Adjusted EBITDA margin of the Aggregates segment contracted to -27.3%, down from -10.8% in 2Q24. While volumes improved this quarter, a still challenging competitive environment and an unfavorable product mix weighed on the segment's profitability.

Regarding the Railroad segment, its Adjusted EBITDA margin expanded by 351 basis points to 9.8% in 2Q25, compared to 6.3% in 2Q24. Transported volumes improved, primarily driven by increased shipments of construction materials. However, the disruption of the railway line in Bahía Blanca particularly affected longer-haul traffic (mainly grains, gypsum, frac sand), reducing ton-kilometers transported and, consequently, revenue generation. These pressures were mitigated by cost reductions.

Finance Costs-Net

Table 5: Finance Gain (Cost), net

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,		
	2025	2024	% Chg.	2025	2024	% Chg.
Exchange rate differences	(23,984)	(12,558)	91.0%	(33,105)	(26,210)	26.3%
Financial income	(12)	353	n/a	1,135	730	55.4%
Financial expense	(9,775)	(23,930)	-59.2%	(19,296)	(65,267)	-70.4%
Gain on net monetary position	17,079	69,597	-75.5%	44,017	233,633	-81.2%
Total Finance Gain (Cost), Net	**(16,691)**	**33,461**	n/a	**(7,249)**	**142,886**	n/a

During 2Q25, the Company reported a **total Net Financial Cost** of Ps. 16,691 million, from a gain of Ps. 33,461 recorded in 2Q24. This significant year-over-year decline was mainly attributable to a lower gain on the net monetary position, as the inflationary effect on monetary liabilities moderated considerably compared to the same period last year, and to a higher impact from exchange rate differences resulting from the devaluation that followed the easing of capital controls.

Meanwhile, Net Financial expense decreased by 58.5% year-over-year, to Ps. 9,787 million, reflecting the benefit of lower interest rates.

Net Profit and Net Profit Attributable to Owners of the Company

The Company reported a **Net Profit** of Ps. 0.4 billion in 2Q25, compared to Ps. 41.2 billion in the same period of the previous year. The decline was mainly driven by a lower financial result (net), reflecting a more moderate inflationary effect, coupled with lower operational performance. However, the decrease was partially offset by lower income tax expenses.

Net Profit Attributable to Owners of the Company stood at Ps. 397 million. During the quarter, the Company reported a gain per common share of Ps. 0.6809 and an ADR gain of Ps. 3.4047, compared to a gain per common share of Ps. 70.7981 and a gain per ADR of Ps. 353.9903 in 2Q24.

Capitalization Table 6: Capitalization and Debt Ratio (amounts expressed in millions of pesos, unless otherwise noted) As of June 30, As of December, 31 2025 2024 2024 Total Debt 272,081 280,227 196,702 - Short-Term Debt 270,713 106,470 115,880 - Long-Term Debt 1,367 173,757 80,822 Cash, Cash Equivalents and Investments (15,894) (4,294) (9,845) Total Net Debt 256,186 275,933 186,857 Shareholder's Equity 935,771 862,108 912,859 Capitalization 1,207,852 1,142,335 1,109,561 LTM Adjusted EBITDA 190,566 219,153 210,406 Net Debt /LTM Adjusted EBITDA 1.34x 1.26x 0.89x As of June 30, 2025, total Cash, Cash Equivalents, and Investments were Ps. 15,894 million compared with Ps. 4,294 million as of June 30, 2024. Total debt at the close of the quarter stood at Ps. 272,081 million, composed by Ps. 270,713 million in short- term borrowings, including the current portion of long-term borrowings (or 99% of total borrowings), and Ps. 1,367 million in long-term borrowings (or 1% of total borrowings). At the close of the second quarter of 2025, 71% (or Ps. 192,363 million) of Loma Negra’s total debt was denominated in U.S. dollars, and 29% (or Ps. 79,717 million) was in Pesos. As of June 30, 2025, 21% of the Company's consolidated loans accrued interest at a variable rate, primarily based on the short- term market rate in pesos, as it is debt in local currency. The remaining 79% accrue interest at a fixed rate. By the end of the quarter, the average duration of Loma Negra’s total debt was 0.4 years. The Net Debt to Adjusted EBITDA (LTM) ratio stood at 1.34x as of the end of the second quarter, up from 0.89x as of December 31, 2024. After the close of the quarter, the Company issued its Class 5 corporate bond for US$112.9 million with a two-year tenor. The proceeds will be used to cancel the outstanding of Class 2 bond maturing in December, along with other short-term debt. With this issuance, the Company increased the average duration of its debt and maintains a well-balanced maturity profile.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,		Six-months ended June 30,	
	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	385	41,246	22,912	125,061
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	32,660	6,424	45,734	(47,175)
Changes in operating assets and liabilities	(55,317)	(25,367)	(92,323)	(68,368)
Net cash generated by (used in) operating activities	**(22,271)**	**22,303**	**(23,677)**	**9,518**
CASH FLOWS FROM INVESTING ACTIVITIES				
Property, plant and equipment, Intangible Assets, net	(18,038)	(22,727)	(29,790)	(36,754)
Contributions to Trust	(406)	(481)	(659)	(562)
Net cash used in investing activities	**(18,444)**	**(23,208)**	**(30,449)**	**(37,316)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds / Repayments from borrowings, Interest paid	45,605	(2,952)	61,472	24,263
Share repurchase plan	-	-	-	(685)
Net cash generated by (used in) by financing activities	**45,605**	**(2,952)**	**61,472**	**23,578**
Net increase (decrease) in cash and cash equivalents	**4,890**	**(3,857)**	**7,346**	**(4,220)**
Cash and cash equivalents at the beginning of the year	11,262	16,878	9,845	16,878
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(931)	(1,533)	(2,105)	(8,914)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	674	78	809	550
Cash and cash equivalents at the end of the period	**15,894**	**11,567**	**15,894**	**4,294**

In 2Q25, net cash used in operating activities totaled Ps. 22,271 million, compared to Ps. 22,303 million generated in the same period of the previous year. This performance was primarily driven by a lower operational result and a higher income tax paid.

The income tax paid during the quarter stood at Ps. 46,214 million and mainly corresponds to the amount determined for fiscal year 2024. Since the Company reported a negative result in 2023 for income tax purposes, no advance payments were made for 2024 until the final tax was assessed and became due in May 2025. Additionally, the Company has already started making advance payments for fiscal year 2025.

This effect was partially offset by lower working capital needs in other areas. With the beginning of the winter season, we began to minimize clinker production and increase the use of inventories.

During the quarter, the Company generated Ps. 45,605 million in cash from financing activities, mainly from new borrowings, net of repayments and interest payments. Additionally, Ps. 18,444 million were used in investing activities, primarily allocated to the 25-kilogram bagging project

2Q25 Earnings Conference Call When: 10:00 a.m. U.S. ET (11:00 a.m. BAT), August 8, 2025 Dial-in: 0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International) Password: Loma Negra Call Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=S75svJBU Replay: A telephone replay of the conference call will be available until August 15, 2025. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 9673151. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash, cash equivalents and short-term investments. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com. Note The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Rounding: We have made rounding adjustments to reach some of the figures included in this report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward- looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position (amounts expressed in millions of pesos, unless otherwise noted) As of June 30, As of December, 31 2025 2024 ASSETS Non-current assets Property, plant and equipment 1,207,700 1,213,350 Right to use assets 3,184 3,656 Intangible assets 4,740 3,334 Investments 80 80 Goodwill 797 797 Inventories 84,753 77,076 Other receivables 1,864 7,198 Other assets 403 783 Total non-current assets 1,303,521 1,306,275 Current assets Inventories 246,918 232,224 Other receivables 21,270 15,920 Trade accounts receivable 59,844 56,684 Investments 5,834 666 Cash and banks 10,060 9,179 Total current assets 343,926 314,672 TOTAL ASSETS 1,647,447 1,620,947 SHAREHOLDER'S EQUITY Capital stock and other capital related accounts 304,324 304,324 Reserves 608,790 431,760 Retained earnings 23,162 177,030 Equity attributable to the owners of the Company 936,276 913,115 Non-controlling interests (505) (256) TOTAL SHAREHOLDER'S EQUITY 935,771 912,859 LIABILITIES Non-current liabilities Borrowings 1,367 80,822 Provisions 12,792 12,938 Salaries and social security payables 1,259 1,736 Debts for leases 1,595 2,070 Other liabilities 1,128 1,163 Deferred tax liabilities 299,156 301,105 Total non-current liabilities 317,297 399,834 Current liabilities Borrowings 270,713 115,880 Accounts payable 88,080 107,720 Advances from customers 6,740 7,379 Salaries and social security payables 13,888 20,614 Tax liabilities 11,959 53,917 Debts for leases 1,716 1,598 Other liabilities 1,282 1,147 Total current liabilities 394,378 308,254 TOTAL LIABILITIES 711,675 708,088 TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES 1,647,447 1,620,947

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,			Six-months ended June 30,		
	2025	2024	% Change	2025	2024	% Change
Net revenue	174,511	189,753	-8.0%	347,472	379,607	-8.5%
Cost of sales	(138,917)	(138,538)	0.3%	(266,148)	(280,393)	-5.1%
Gross Profit	**35,594**	**51,215**	**-30.5%**	**81,324**	**99,214**	**-18.0%**
Selling and administrative expenses	(18,676)	(17,742)	5.3%	(38,847)	(39,628)	-2.0%
Other gains and losses	1,403	635	121.0%	2,108	783	169.3%
Tax on debits and credits to bank accounts	(2,113)	(2,007)	5.2%	(3,999)	(4,068)	-1.7%
Finance gain (cost), net						
Gain on net monetary position	17,079	69,597	-75.5%	44,017	233,633	-81.2%
Exchange rate differences	(23,984)	(12,558)	91.0%	(33,105)	(26,210)	26.3%
Financial income	(12)	353	n/a	1,135	730	55.4%
Financial expenses	(9,775)	(23,930)	-59.2%	(19,296)	(65,267)	-70.4%
Profit (loss) before taxes	**(483)**	**65,562**	**n/a**	**33,336**	**199,188**	**-83.3%**
Income tax expense						
Current	(1,404)	(28,303)	-95.0%	(12,373)	(47,556)	-74.0%
Deferred	2,272	3,988	-43.0%	1,949	(26,570)	n/a
Net Profit (Loss)	**385**	**41,246**	**-99.1%**	**22,912**	**125,061**	**-81.7%**
Net Profit (Loss) for the period attributable to:						
Owners of the Company	397	41,309	-99.0%	23,162	125,206	-81.5%
Non-controlling interests	(12)	(63)	-80.6%	(249)	(145)	71.8%
NET PROFIT (LOSS) FOR THE PERIOD	**385**	**41,246**	**-99.1%**	**22,912**	**125,061**	**-81.7%**
Earnings per share (basic and diluted):	**0.6809**	**70.7981**	**-99.0%**	**39.6957**	**214.5858**	**-81.5%**

Table 10: Condensed Interim Consolidated Statement of Cash Flows (amounts expressed in millions of pesos, unless otherwise noted) Three-months ended June 30, Six-months ended June 30, 2025 2024 2025 2024 CASH FLOWS FROM OPERATING ACTIVITIES Net Profit (Loss) 385 41,246 22,912 125,061 Adjustments to reconcile net profit to net cash provided by operating activities Income tax expense (868) 24,316 10,424 74,127 Depreciation and amortization 18,685 19,250 33,944 35,904 Provisions 1,359 2,327 2,524 4,028 Exchange rate differences 21,561 11,320 28,590 24,692 Interest expense 8,595 18,832 14,599 47,511 Gain on disposal of property, plant and equipment 2 (635) (113) (663) Gain on net monetary position (17,079) (69,597) (44,017) (233,633) Impairment of trust fund 406 481 (217) 562 Share-based payment - 131 - 297 Changes in operating assets and liabilities Inventories 4,878 (8,224) (17,351) (44,821) Other receivables (4,298) 2,276 (963) 16,225 Trade accounts receivable (4,511) (13,583) (11,729) (38,770) Advances from customers (858) (910) 132 (4,545) Accounts payable (2,003) (4,744) (9,868) 15,060 Salaries and social security payables (5,285) (4,949) (4,400) 3,182 Provisions (86) (460) (922) (544) Tax liabilities 2,835 8,845 3,501 (2,955) Other liabilities 226 (859) 325 (4,037) Income tax paid (46,214) (2,760) (51,049) (7,163) Net cash generated by (used in) operating activities (22,271) 22,303 (23,677) 9,518 CASH FLOWS FROM INVESTING ACTIVITIES Proceeds from disposal of Property, plant and equipment (2) 178 588 697 Payments to acquire Property, plant and equipment (15,952) (22,680) (28,294) (37,226) Payments to acquire Intangible Assets (2,084) (225) (2,084) (225) Contributions to Trust (406) (481) (659) (562) Net cash generated by (used in) investing activities (18,444) (23,208) (30,449) (37,316) CASH FLOWS FROM FINANCING ACTIVITIES Proceeds from borrowings 79,205 143,683 112,917 276,547 Interest paid (8,522) (19,961) (14,085) (50,688) Debts for leases (478) (498) (949) (1,130) Repayment of borrowings (24,600) (126,176) (36,411) (200,467) Share repurchase plan - - - (685) Net cash generated by (used in) financing activities 45,605 (2,952) 61,472 23,578 Net increase (decrease) in cash and cash equivalents 4,890 (3,857) 7,346 (4,220) Cash and cash equivalents at the beginning of the period 11,262 16,878 9,845 16,878 Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted") (931) (1,533) (2,105) (8,914) Effects of the exchange rate differences on cash and cash equivalents in foreign currency 674 78 809 550 Cash and cash equivalents at the end of the period 15,894 11,567 15,894 4,294

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended June 30,				Six-months ended June 30,			
	2025	**%**	**2024**	**%**	**2025**	**%**	**2024**	**%**
Net revenue	**171,834**	100.0%	**130,523**	100.0%	**329,561**	100.0%	**233,057**	100.0%
Cement, masonry cement and lime	149,622	87.1%	115,987	88.9%	287,474	87.2%	207,478	89.0%
Concrete	14,868	8.7%	10,526	8.1%	28,326	8.6%	18,613	8.0%
Railroad	15,907	9.3%	12,165	9.3%	30,497	9.3%	21,020	9.0%
Aggregates	4,774	2.8%	3,305	2.5%	8,756	2.7%	6,051	2.6%
Others	2,546	1.5%	1,227	0.9%	4,535	1.4%	2,029	0.9%
Eliminations	(15,882)	-9.2%	(12,686)	-9.7%	(30,028)	-9.1%	(22,134)	-9.5%
Cost of sales	**119,521**	100.0%	**76,011**	100.0%	**220,437**	100.0%	**134,127**	100.0%
Cement, masonry cement and lime	97,279	81.4%	63,306	83.3%	178,370	80.9%	111,063	82.8%
Concrete	16,086	13.5%	10,495	13.8%	29,485	13.4%	18,595	13.9%
Railroad	15,236	12.7%	10,835	14.3%	30,258	13.7%	19,471	14.5%
Aggregates	5,706	4.8%	3,403	4.5%	10,393	4.7%	5,993	4.5%
Others	1,096	0.9%	658	0.9%	1,960	0.9%	1,139	0.8%
Eliminations	(15,882)	-13.3%	(12,686)	-16.7%	(30,028)	-13.6%	(22,134)	-16.5%
Selling, admin. expenses and other gains & losses	**15,753**	100.0%	**10,945**	100.0%	**32,477**	100.0%	**21,906**	100.0%
Cement, masonry cement and lime	13,909	88.3%	10,003	91.4%	28,976	89.2%	19,876	90.7%
Concrete	604	3.8%	232	2.1%	1,261	3.9%	767	3.5%
Railroad	798	5.1%	364	3.3%	1,181	3.6%	634	2.9%
Aggregates	56	0.4%	36	0.3%	93	0.3%	65	0.3%
Others	387	2.5%	311	2.8%	966	3.0%	565	2.6%
Depreciation and amortization	**2,659**	100.0%	**1,269**	100.0%	**4,766**	100.0%	**2,510**	100.0%
Cement, masonry cement and lime	1,829	68.8%	924	72.8%	3,507	73.6%	1,706	68.0%
Concrete	109	4.1%	53	4.1%	189	4.0%	103	4.1%
Railroad	317	11.9%	206	16.2%	498	10.4%	560	22.3%
Aggregates	398	15.0%	85	6.7%	563	11.8%	138	5.5%
Others	5	0.2%	1	0.1%	9	0.2%	3	0.1%
Adjusted EBITDA	**39,218**	100.0%	**44,836**	100.0%	**81,413**	100.0%	**79,535**	100.0%
Cement, masonry cement and lime	40,263	102.7%	43,602	97.2%	83,636	102.7%	78,246	98.4%
Concrete	(1,713)	-4.4%	(148)	-0.3%	(2,231)	-2.7%	(646)	-0.8%
Railroad	191	0.5%	1,172	2.6%	(444)	-0.5%	1,476	1.9%
Aggregates	(590)	-1.5%	(50)	-0.1%	(1,167)	-1.4%	131	0.2%
Others	1,068	2.7%	260	0.6%	1,619	2.0%	328	0.4%
Reconciling items:								
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(2,213)		8,521		(2,885)		16,738	
Depreciation and amortization	(18,685)		(19,250)		(33,944)		(35,904)	
Tax on debits and credits banks accounts	(2,113)		(2,007)		(3,999)		(4,068)	
Finance gain (cost), net	(16,691)		33,461		(7,249)		142,886	
Income tax	868		(24,316)		(10,424)		(74,127)	
NET PROFIT (LOSS) FOR THE PERIOD	**385**		**41,246**		**22,912**		**125,061**